AVGOLD

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

Registered Mail

02055777

24 October 2002

File number 82-4482
Rule 12g3-2(b)

02 NOV 12 AM 11:21

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

<u>Attention: Mr Elliot Staffin</u>

Dear Sir

Avgold Limited ABRIDGED results for the QUARTER ended 30 September 2002 and REPORT for the quarter ended 30 September 2002.

I enclose a copy of the ABRIDGED results, which appeared in the press this morning, as well as a copy of the REPORT that has been posted to shareholders.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Yours faithfully
For Avgold Limited

Mrs F Amod
For Company Secretary

dlw 11/18

Letters 2002/SEC SEPT-press adv/Report 2002

82-4482
Rule 12g3-2(b)

AVGOLD LIMITED

ABRIDGED REPORT

for the quarter ended 30 September 2002

QUARTERLY FEATURES

- **Operating profit increased to R33m from a R5m loss previously**
- **Target's cash cost US$149/oz**
- **The Paradise, Siberia and Mariasdal areas' indicated resources increased from 18,8 million ounces to 21,6 million ounces**

FINANCIAL SUMMARY – UNAUDITED

Quarter ended	Rand thousands		US$ thousands	
	30 Sept. 2002	30 June 2002	30 Sept. 2002	30 June 2002
Revenue	260 728	170 762	25 094	16 115
Costs and expenses	227 554	175 833	21 901	16 593
Operating profit/(loss)	33 174	(5 071)	3 193	(478)
Headline earnings	11 652	13 827	1 122	1 305
Headline earnings per share (cents)	2	2	-	-
Cash generated by operating activities	21 682	42 216	2 087	4 053
Net borrowings	572 170	565 691	54 234	55 189
Total assets	3 128 732	3 139 949	296 563	306 336
Shareholders' interest	2 195 553	2 230 072	208 110	217 568

OPERATING SUMMARY – UNAUDITED

		Quarter ended		
		Sept. 2002	Sept. 2001	June 2002
Metric				
Ore milled	tonnes	362 535	85 667	243 867
Gold sold	kg	3 075	738	2 068
Yield	g/t	8,48	8,61	8,48
Cash cost	R/kg	56 151	69 090	59 251
Non-cash cost	R/kg	17 782	10 953	25 266
Total cost	R/kg	73 932	80 043	84 517
Gold price realised	R/kg	84 719	88 791	82 054
Capital expenditure	R thousands	20 037	154 320	42 129
Imperial				
Ore milled	tons	399 622	94 431	268 815
Gold sold	oz	98 873	23 712	66 472
Yield	oz/t	0,25	0,25	0,25
Cash cost	US$/oz	168	259	174
Non-cash cost	US$/oz	53	41	74
Total cost	US$/oz	221	300	248
Gold price realised	US$/oz	302	333	305
Capital expenditure	US$ thousands	1 928	18 611	3 976

HEDGE BOOK AT 30 SEPTEMBER 2002

The mark-to-market value of the hedge book based on a gold price of US$320,80/oz and an exchange rate of R10,53 = US$1,00 was a negative R934 million, and represents 58 per cent of forecast production to June 2006.

Period ending		June 2003	June 2004	June 2005	June 2006
Dollar forward sales contracts					
Quantity sold	kg	1 579	1 601	1 458	672
	oz	50 767	51 481	46 885	21 620
	US$/oz	313	298	284	290
Rand forward sales contracts					
Quantity sold	kg	6 544	7 830	7 679	3 730
	oz	210 409	251 733	246 876	119 923
	R/kg	83 270	85 135	94 009	100 985

A review of the three months ended 30 September 2002 will be posted to all shareholders. Copies of this booklet can be obtained by contacting Carol Loggenberg on (011) 634-0424 or by e-mail at caroll@avmin.co.za. The results are available at www.avgold.co.za or www.avmin.co.za.

Directors: R P Menell (Chairman), J C Steenkamp* (Managing), D N Campbell*, J J Geldenhuys, D N Murray, A N Lewis*, W A Nairn, G S Potgieter*, G J Robbertze, J Thomas (Mrs)
*Executive Directors

Company secretary: S E Sather

Johannesburg
23 October 2002

AVGOLD LIMITED
(Registered Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
Share code: AVG ISIN: ZAE000012175
56 Main Street, Johannesburg, South Africa 2001
PO Box 62379, Marshalltown, South Africa 2107

motiv

AVGOLD

Avgold Limited ("the Company")
Registered Number: 1990/007025/06
Share code: AVG ISIN: ZAE000012175
(Incorporated in the Republic of South Africa)



Report

FOR THE QUARTER ENDED 30 SEPTEMBER 2002

File Number 82-4482 Rule 12g3-2(b)

QUARTERLY FEATURES

- **OPERATING PROFIT INCREASED TO R33 MILLION FROM A R5 MILLION LOSS PREVIOUSLY**
- **TARGET'S CASH COST BELOW US$150/OZ**
- **THE PARADISE, SIBERIA AND MARIASDAL AREAS' INDICATED RESOURCES INCREASED FROM 18,8 MILLION OUNCES TO 21,6 MILLION OUNCES**

CONTACT DETAILS
JULIAN GWILLIM
Direct line: (+27 11) 634-0092
Fax: (+27 11) 634-0038
Mobile: 082 452 4389

Johannesburg

SAFETY AND HEALTH

There were no fatal accidents at Avgold's operations during the quarter. Avgold's total number of reportable injuries for the quarter was 17. This is a concerning increase on the previous year and considerable effort is being directed at reducing these incidents at all operations. The lost day injury frequency rate* for Avgold is as follows:

	Quarter ended 30 Sept 2002	Quarter ended 30 June 2002	Year to June 2002
ETC	16,8	16,6	8,9
Target	21,3	20,2	10,9
Avgold	19,5	18,9	10,1

**expressed as the number of lost day cases per one million man-hours worked.*

AVGOLD

The operating profit increased to R33 million from a loss in the previous quarter of R5 million as a result of an improving grade at Target and better gold sales from Target and ETC. The headline earnings for the three months ended 30 September 2002, which includes Target for its first full quarter, decreased to R12 million (30 June 2002: R14 million), which equates to an unchanged 2 cents a share. The previous quarter's earnings included R30,3 million as a result of an unrealised foreign exchange gain, while this quarter's results were decreased by a R10,5 million foreign exchange loss related to Target's US$35 million borrowing. Avgold's results continue to be impacted by the delivery of gold against the hedge book, which had a negative mark-to-market value of R934 million at 30 September 2002. The gold price achieved for the quarter was R84 719/kg compared to the spot price of R104 866/kg. As Target achieves planned full-scale operating production the impact on the hedged position will lessen.

Both Target and ETC showed improving performances during the quarter. ETC performed satisfactorily: gold sales were higher as a result of improved production, despite grades being lower.

The total capital expenditure for the quarter was R20 million (R42 million), incurred mainly at Target. This is slightly below the planned capital expenditure.

Avgold's cash balance increased to R115 million (R109 million), in anticipation of the commencement of loan repayments for the facility raised to complete the Target mine. The first repayment will be made in March 2003 followed by another 11 equal quarterly payments thereafter.

TARGET

Target milled 282 894 tonnes (172 500 tonnes – two months only) at an average yield of 8,39g/t (7,96g/t), with gold sales of 2 373kg (1 374kg – two months), or 76 299oz (44 167oz – two months). Cash costs decreased to R49 724/kg (R52 992/kg – two months), or US$149/oz (US$156/oz – two months). While the production tonnage from underground was satisfactory, the handling of large rocks is proving problematic.

When more massive stopes are established during the current quarter, hoisted tonnes will increase further. The effects of waste dilution, as reported in the previous quarter, has reduced as is evident in the improved yields. The mill performed well over the past quarter.

Capital expenditure reduced significantly to R16 million (R35 million).

ETC

ETC's three mines – Fairview, Sheba and New Consort – performed well, increasing tonnes milled by nearly 12 per cent to 79 641 tonnes. Although the average yield was lower at 8,82g/t (9,72g/t), primarily as a result of low grades from New Consort, gold sales rose to 702kg (694kg), or 22 574oz (22 305oz). Cash costs rose to R77 871/kg (R71 646/kg), or US$233/oz (US$210/oz), as a result of higher tonnages and power costs as well as expenditure incurred in closing the Sheba mine infrastructure.

ETC's biological oxidation (BIOX®) plant operated well and is running at full capacity treating about 62 tonnes a day.

NORTHERN FREE STATE EXPLORATION (NFS)

In June 2001, Avgold's board of directors approved expenditure for the drilling of boreholes ERO5 and ERO6, immediately north of the Target mine. The objective was to confirm the postulated extension of the Eldorado Fan and thereby increase confidence in the Elsburg reefs in the Paradise area. This has been completed and the drilling was achieved six months ahead of schedule.

This exploration programme resulted in a total increase of 3,3 million ounces in Target and the northern Free State's indicated resource category as depicted in Table 1, below.

Table 1	**Oct 2002**	**June 2002**	**Change**
Target & NFS	**Mozs**	**Mozs**	**Mozs**
Target – Measured*	1,1	1,1	0
Target – Indicated*	2,1	1,6	+0,5
NFS – Indicated	21,6	18,8	+2,8
Total	**24,8**	**21,5**	**+3,3**

**excluding Target reserves*

Diagram 1 (on page 3) illustrates where this increase has occurred. The drilling results have clearly proved the extension of the Eldorado Fan, immediately north of the Target mine. The diagram shows that 1,1 million ounces of the increase is immediately north of the Blast fault and 0,5 million ounces is on Target's side of the Blast fault. The increased resources are shallower than 2 500m and within 500m of Target's underground workings. The remaining increase of 1,7 million ounces is within other reefs.

DIAGRAM 1:
Additional indicated resources


1,1Moz's @ 10,8g/t in Extension of Eldorado Fan (EA reefs)
Y+39 000
Y+68 000
S4
Y+67 000
Siberia Fault
Northern limit of Eldorado Fan
ERO2
PDE1
Dam Fault
EA1 Subcrop
S2
Target Declines
Blast Fault
ERO5
ERO6
DKLSubcrop
ERO4
S6
ERO1
Eldorado Fan
Eldorado Fault
An additional 0,5Mozs @ 7,8g/t available to Target
1,7Mozs @ 6,3g/t in other Reefs
N
Y+38 000
ERO3
1 000m

The indicated resources now available to a possible new shaft system, north of Target, are shown in the table below:

INDICATED RESOURCES

	000' tonnes	g/t	Moz
Mariasdal	23 379	8,9	6,7
Siberia	41 435	7,6	10,2
Paradise	17 443	8,4	4,7
Total	**82 257**	**8,1**	**21,6**

In addition to the above, the possible new shaft area contains 48,2 million ounces in the inferred resource category. All figures are at a cut-off grade of 3g/t and have been confirmed by an external audit.

TARGET: UPDATED RESERVES AND RESOURCES

	000' tonnes	g/t	Moz
Reserves			
Proved and probable	7 964	9,83	2,5
Resources			
Measured	6 108	5,6	1,1
Indicated	8 688	7,5	2,1
Total	**22 760**	**7,8**	**5,7**

FUNDING

There were no draw-downs on the syndicated loan facility used for the completion of the Target mine. The first of the mandated 12 equal quarterly payments will commence in March 2003 and will continue through to December 2005. Early repayment options as well as the ability to refinance exist in the facility and Avgold is in discussion on these issues.

HEDGING

At 30 September 2002, Avgold's hedge book represented 58 per cent of forecast gold production over the next 45 months and had a mark-to-market value of a negative R934 million. This was calculated at a gold price of US$320,80/oz and an exchange rate of US$1,00:ZAR10,53. These hedges were established as a requirement to the five-year term loan facility arranged for the completion of the Target mine. The hedge book is represented as follows:

Period Ending		**June 2003**	**June 2004**	**June 2005**	**June 2006**
Dollar forward sales contracts					
Quantity sold	kg	1 579	1 601	1 458	672
	oz	50 767	51 481	46 885	21 620
	US$/oz	313	298	284	290
Rand forward sales contracts					
Quantity sold	kg	6 544	7 830	7 679	3 730
	oz	210 409	251 733	246 876	119 923
	R/kg	83 270	85 135	94 009	100 985

In terms of Accounting Standard AC 133, R47,8 million has been recorded as a liability on the Balance Sheet under Derivative instruments, with a corresponding reduction in Reserves, to account for those Rand gold hedges where the gold and related currency hedges have been contracted with different counterparties.

DIRECTORATE

Mr Jan Steenkamp was appointed managing director of Avgold Limited with effect from 1 September 2002. He succeeds Mr David Murray who has been appointed the chief executive officer of Anglovaal Mining Limited (Avmin), Avgold's controlling shareholder. Mr Murray remains on the board as a non-executive director. The board has thanked Mr Murray for his service as managing director, particularly during the completion of the Target project. Furthermore, Mr Arné Lewis, Avmin's vice president: South African operations, has been appointed an executive director, effective 1 September 2002.

On behalf of the board of directors

R P Menell
Chairman

J C Steenkamp
Managing director

Johannesburg
23 October 2002

R P Menell (Chairman), J C Steenkamp* (Managing), D N Campbell*, J J Geldenhuys, D N Murray, A N Lewis*, W A Nairn, G S Potgieter*, G J Robbertze, J Thomas (Mrs)
*Executive directors

Company secretary: S E Sather

AVGOLD LIMITED

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Audited Year ended
	September 2002	September 2001	June 2002	**June 2002**
Revenue	**260 728**	65 485	170 762	363 802
– gold revenue	**260 538**	65 485	169 669	362 709
– by-products	**190**	–	1 093	1 093
Costs and expenses	**227 554**	59 030	175 833	346 468
– gold operating	**172 610**	49 982	122 712	265 137
– retrenchments	**–**	–	4 747	4 747
– amortisation	**49 112**	5 971	39 064	57 389
– general and administration	**5 832**	3 077	9 310	19 195
Operating profit/(loss)	**33 174**	6 455	(5 071)	17 334
Investment income	**3 113**	129	1 982	2 147
Finance cost	**14 137**	–	8 419	8 419
Unrealised forex (loss)/gain	**(10 498)**	–	30 335	30 335
Income before taxation	**11 652**	6 584	18 827	41 397
Taxation	**–**	–	5 000	5 000
Net earnings for the period	**11 652**	6 584	13 827	36 397
Headline earnings	**11 652**	6 584	13 827	36 397
Headline earnings per share (cents)	**2**	1	2	5
Earnings per share (cents)	**2**	1	2	5
Weighted number of shares in issue (million)	**673**	668	672	670

BALANCE SHEET – Rand thousand

	Unaudited September 2002	Audited June 2002
ASSETS		
Non-current assets		
Fixed assets	**2 853 586**	2 883 336
Investments	**47 871**	47 871
	2 901 457	2 931 207
Current assets		
Inventories	**55 208**	44 761
Trade and other receivables	**57 379**	55 171
Deposits and cash	**114 688**	108 810
	227 275	208 742
Total assets	**3 128 732**	3 139 949
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**6 734**	6 729
Share premium	**2 208 043**	2 206 385
Accumulated (loss)/profit	**(19 224)**	16 958
Total shareholders' interest	**2 195 553**	2 230 072
Non-current liabilities	**638 200**	630 105
Long-term loans	**556 789**	548 072
Long-term provisions	**81 411**	82 033
Current liabilities	**294 979**	279 772
Trade and other payables	**117 076**	153 343
Derivative instruments	**47 834**	–
Overdrafts and short-term borrowings	**130 069**	126 429
Total equity and liabilities	**3 128 732**	3 139 949

CASH FLOW STATEMENT – Rand thousand

	Unaudited Quarter ended September 2002	Audited Year ended June 2002
Cash generated from/(utilised by) operations		
Operating profit	**33 174**	17 334
Non-cash items and adjustments:		
Amortisation and depreciation	**49 112**	57 389
Provisions	**(620)**	7 788
	81 666	82 511
Retrenchment payments	**–**	(5 873)
Payments to environmental trust funds	**–**	(4 151)
Investment income	**3 113**	2 147
Finance charges	**(14 137)**	(8 419)
	70 642	66 215
Cash provided by/(reinvested in) working capital		
Inventories	**(10 447)**	(11 514)
Payables and provisions	**(36 266)**	10 155
Receivables	**(2 247)**	(7 303)
Net cash generated from operating activities	**21 682**	57 553
Cash utilised in investment activities		
Fixed assets acquired	**(20 559)**	(345 645)
Investments acquired	**–**	(1 124)
Fixed assets sold	**1 196**	5 531
	(19 363)	(341 238)
Cash provided by financing activities		
Net increase in shareholders' funding	**1 662**	22 868
Leased assets	**(341)**	(1 634)
(Decrease)/increase in long-term loans	**(1 743)**	191 952
Net increase in overdrafts and short-term borrowings	**3 981**	123 402
	3 559	336 588
Increase in cash balances	**5 878**	52 903
Cash and cash equivalents at beginning of period	**108 810**	55 907
Cash and cash equivalents at end of period	**114 688**	108 810

AVGOLD LIMITED

AVGOLD LIMITED

INCOME STATEMENT – US dollar thousand

	Unaudited Quarter ended			Audited Year ended
	September 2002	September 2001	June 2002	**June 2002**
Revenue	**25 094**	7 897	16 115	36 060
– gold revenue	**25 076**	7 897	16 012	35 952
– by-products	**18**	–	103	108
Costs and expenses	**21 901**	7 119	16 593	34 342
– gold operating	**16 613**	6 028	11 580	26 280
– retrenchments	**–**	–	448	470
– amortisation	**4 727**	720	3 686	5 689
– general and administration	**561**	371	879	1 903
Operating profit/(loss)	**3 193**	778	(478)	1 718
Investment income	**300**	16	187	213
Finance costs	**1 361**	–	795	835
Unrealised forex (loss)/gain	**(1 010)**	–	2 863	3 007
Income before taxation	**1 122**	794	1 777	4 103
Taxation	**–**	–	472	495
Net earnings for the period	**1 122**	794	1 305	3 608
Headline earnings	**1 122**	794	1 305	3 608
Headline earnings per share (cents)	**–**	–	–	1
Earnings per share (cents)	**–**	–	–	1
Weighted number of shares in issue (million)	**673**	668	672	670

BALANCE SHEET – US dollar thousand

	Unaudited September 2002	Audited June 2002
ASSETS		
Non-current assets		
Fixed assets	**270 482**	281 301
Investments	**4 538**	4 670
	275 020	285 971
Current assets		
Inventories	**5 233**	4 367
Trade and other receivables	**5 439**	5 382
Deposits and cash	**10 871**	10 616
	21 543	20 365
Total assets	**296 563**	306 336
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	**638**	656
Share premium	**211 745**	217 773
Accumulated loss	**(4 273)**	(861)
Total shareholders' interest	**208 110**	217 568
Non-current liabilities	**60 493**	61 474
Long-term loans	**52 776**	53 471
Long-term provisions	**7 717**	8 003
Current liabilities	**27 960**	27 294
Trade and other payables	**11 097**	14 960
Derivative instruments	**4 534**	–
Overdrafts and short-term borrowings	**12 329**	12 334
Total equity and liabilities	**296 563**	306 336

Note: Translation to US dollars. (Average rate for the quarter was US$1,00:R10,39 and the closing rate at 30 September 2002 was US$1,00:R10,55).

To assist international investors, a translation of convenience into United States dollars is provided for the income statement, balance sheet and cash flow statement. These translations are based on average rates of exchange for income statement and cash flow statement items and at those ruling at period end for the balance sheet.

CASH FLOW STATEMENT – US dollar thousand

	Unaudited Quarter ended September 2002	Audited Year ended June 2002
Cash generated from/(utilised by) operations		
Operating profit	**3 193**	1 718
Non-cash items and adjustments:		
Amortisation and depreciation	**4 727**	5 689
Provisions	**(60)**	772
	7 860	8 179
Retrenchment payments	**–**	(582)
Payments to environmental trust funds	**–**	(411)
Investment income	**300**	213
Finance charges	**(1 361)**	(835)
	6 799	6 564
Cash provided by/(reinvested in) working capital		
Inventories	**(1 006)**	(1 141)
Payables and provisions	**(3 490)**	1 007
Receivables	**(216)**	(724)
Net cash generated from operating activities	**2 087**	5 706
Cash utilised in investment activities		
Fixed assets acquired	**(1 979)**	(34 260)
Investments acquired	**–**	(112)
Fixed assets sold	**115**	548
	(1 864)	(33 824)
Cash provided by financing activities		
Net increase in shareholders' funding	**160**	2 267
Leased assets	**(33)**	(162)
(Decrease)/increase in long-term loans	**(168)**	19 026
Net increase in overdrafts and short-term borrowings	**383**	12 232
	342	33 363
Increase in cash balances	**565**	5 245
Cash and cash equivalents at beginning of period	**10 616**	6 919
Translation adjustment	**(310)**	(1 548)
Cash and cash equivalents at end of period	**10 871**	10 616

OPERATING RESULTS

AVGOLD LIMITED

AVGOLD TOTAL

		Unaudited Quarter ended September 2002	Unaudited Quarter ended September 2001	Unaudited Quarter ended June 2002	Audited Year ended June 2002
Metric					
Ore milled	tonnes	**362 535**	85 667	243 867	488 023
Gold sold	kg	**3 075**	738	2 068	4 179
Yield	g/t	**8,48**	8,61	8,48	8,56
Cash cost	R/kg	**56 151**	69 090	59 251	64 277
Non-cash cost	R/kg	**17 782**	10 953	25 266	18 375
Total cost	R/kg	**73 932**	80 043	84 517	82 652
Capital expenditure	R000's	**20 037**	154 320	42 129	437 514
Imperial					
Ore milled	tons	**399 622**	94 431	268 815	537 948
Gold sold	oz	**98 873**	23 712	66 472	134 348
Yield	oz/t	**0,25**	0,25	0,25	0,25
Cash cost	US$/oz	**168**	259	174	198
Non-cash cost	US$/oz	**53**	41	74	57
Total cost	US$/oz	**221**	300	248	255
Capital expenditure	US$000's	**1 928**	18 611	3 976	43 495

ETC

		September 2002	September 2001	June 2002	June 2002
Metric					
Ore milled	tonnes	**79 641**	85 667	71 367	315 523
Gold sold	kg	**702**	738	694	2 805
Yield	g/t	**8,82**	8,61	9,72	8,89
Cash cost	R/kg	**77 871**	69 090	71 646	69 805
Non-cash cost	R/kg	**8 887**	8 887	19 134	11 919
Total cost	R/kg	**86 758**	77 977	90 780	81 724
Capital expenditure	R000's	**3 100**	5 841	2 824	17 482
Development results:					
Advanced	m	**1 797**	2 340	1 653	7 909
Reef development	m	**378**	590	265	1 872
Sampled	m	**311**	625	235	2 010
Channel width	cm	**210**	228	204	223
Channel value	g/t	**7,8**	4,2	5,9	3,8
	cm.g/t	**1 638**	949	1 204	854
Imperial					
Ore milled	tons	**87 788**	94 431	78 668	347 801
Gold sold	oz	**22 574**	23 712	22 305	90 181
Yield	oz/t	**0,26**	0,25	0,28	0,26
Cash cost	US$/oz	**233**	259	210	215
Non-cash cost	US$/oz	**27**	33	56	37
Total cost	US$/oz	**260**	293	266	252
Capital expenditure	US$000's	**298**	704	266	1 733

TARGET

		September 2002	September 2001	June 2002 (May & June)	June 2002
Metric					
Ore milled	tonnes	**282 894**	–	172 500	172 500
Gold sold	kg	**2 373**	–	1 374	1 374
Yield	g/t	**8,39**	–	7,96	7,96
Cash cost	R/kg	**49 724**	–	52 992	52 992
Non-cash cost	R/kg	**18 092**	–	26 594	26 594
Total cost	R/kg	**67 816**	–	79 586	79 586
Capital expenditure	R000's	**15 666**	145 273	35 080	404 754
Development results:					
Advanced	m	**1 903**	1 268	1 893	5 933
Reef development	m	**1 125**	309	695	2 561
Sampled	m	**673**	264	398	1 377
Channel width	cm	**456**	443	409	1 757
Channel value	g/t	**5,98**	3,02	4,38	6,31
	cm.g/t	**2 727**	1 339	1 791	11 083
Imperial					
Ore milled	tons	**311 834**	–	190 147	190 147
Gold sold	oz	**76 299**	–	44 167	44 167
Yield	oz/t	**0,24**	–	0,23	0,23
Cash cost	US$/oz	**149**	–	156	156
Non-cash cost	US$/oz	**54**	–	78	78
Total cost	US$/oz	**203**	–	234	234
Capital expenditure	US$000's	**1 508**	17 520	3 310	40 119

PRODUCTION COST RECONCILIATION

AVGOLD TOTAL

Rand thousand		September 2002	Unaudited Quarter ended September 2001	June 2002	Audited Year ended June 2002
Gold operating costs per income statement		**172 610**	49 982	122 712	265 137
Add: Revenue from closed operations		**-**	973	884	4 551
Less: Revenue from by-products		**(190)**	-	(1 093)	(1 093)
Cash costs		**172 420**	50 955	122 503	268 595
Add: Retrenchments		**-**	-	4 747	4 747
Amortisation		**49 112**	5 971	39 064	57 389
General and administration		**5 832**	3 077	9 310	19 195
Less: Revenue from closed operations		**-**	(973)	(884)	(4 551)
Non-cash costs		**54 944**	8 075	52 237	76 780
Total cost		**227 364**	59 030	174 740	345 375
Gold sold	kg	**3 075**	738	2 068	4 179
Production cost:					
Cash cost	R/kg	**56 151**	69 090	59 251	64 277
Non-cash cost	R/kg	**17 782**	10 953	25 266	18 375
Total operating cost	R/kg	**73 932**	80 043	84 517	82 652
Gold price realised	R/kg	**84 719**	88 791	82 054	86 794

US$ thousand		September 2002	September 2001	June 2002	June 2002
Gold operating costs per income statement		**16 613**	6 028	11 580	26 280
Add: Revenue from closed operations		**-**	117	83	451
Less: Revenue from by-products		**(18)**	-	(103)	(108)
Cash costs		**16 595**	6 145	11 560	26 623
Add: Retrenchments		**-**	-	448	471
Amortisation		**4 727**	720	3 686	5 689
General and administration		**561**	371	879	1 903
Less: Revenue from closed operations		**-**	(117)	(83)	(451)
Non-cash costs		**5 288**	974	4 930	7 611
Total cost		**21 883**	7 119	16 490	34 234
Gold sold	oz	**98 873**	23 712	66 472	134 348
Production cost:					
Cash cost	US$/oz	**168**	259	174	198
Non-cash cost	US$/oz	**53**	41	74	57
Total cost	US$/oz	**221**	300	248	255
Gold price realised	US$/oz	**302**	333	305	306

AVGOLD LIMITED
(Registered Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
56 Main Street, Johannesburg, South Africa 2001
PO Box 62379, Marshalltown, South Africa 2107

www.avgold.co.za

motiv
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